SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Amendment No. 1
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2009
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009	EKSPORTFINANS ASA
	By:	/s/ KJELL DANIELSEN
Kjell Danielsen
Authorised Signatory

EXPLANATORY NOTE
     This Amendment No. 1 on Form 6-K/A (the Amendment) to the Form 6-K of Eksportfinans ASA filed with the Securities and Exchange Commission on February 25, 2009 (Form 6-K) is being filed solely for the purpose of amending the table of Capitalization and Indebtedness contained in Exhibit 99.3 of the Form 6-K.
EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.3	Amended Table of Capitalization and Indebtedness
     This Form 6-K/A and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.